Exhibit 99.8

APPENDIX C TO NATIONAL INSTRUMENT 41-101
GENERAL PROSPECTUS REQUIREMENTS

NON-ISSUER FORM OF SUBMISSION TO
JURISDICTION AND APPOINTMENT OF
AGENT FOR SERVICE OF PROCESS

1.	Name of issuer (the “Issuer”):

Algonquin Power & Utilities Corp.

2.	Jurisdiction of incorporation, or equivalent, of Issuer:

Canada

3.	Address of principal place of business of Issuer:

354 Davis Road, Oakville, Ontario L6J 2X1

4.	Description of securities (the “Securities”):

5.00% convertible unsecured subordinated debentures (the “Debentures”), represented by instalment receipts, and common shares issuable on the conversion of the Debentures

5.	Date of the prospectus (the “Prospectus”) under which the Securities are offered:

 February 22, 2016

6.	Name of person filing this form (the “Filing Person”):

Masheed Saidi

7.	Filing Person’s relationship to Issuer:

Director

8.	Jurisdiction of incorporation, or equivalent, of Filing Person, if applicable, or jurisdiction of residence of Filing Person:

United States of America

9.	Address of principal place of business of Filing Person:

33401 Sea Bright Drive, Dana Point, California 92629

10.	Name of agent for service of process (the “Agent”):

Algonquin Power & Utilities Corp. (Attn: Linda Beairsto)

11.	Address for service of process of Agent in Canada (the address may be anywhere in Canada):

354 Davis Road, Oakville, Ontario L6J 2X1

12.	The Filing Person designates and appoints the Agent at the address of the Agent stated above as its agent upon whom may be served any notice, pleading, subpoena, summons or other process in any action, investigation or administrative, criminal, quasi-criminal, penal or other proceeding (the “Proceeding”) arising out of, relating to or concerning the distribution of the Securities made or purported to be made under the Prospectus, and irrevocably waives any right to raise as a defence in any such Proceeding any alleged lack of jurisdiction to bring the Proceeding.

13.	The Filing Person irrevocably and unconditionally submits to the non-exclusive jurisdiction of

(a)	the judicial, quasi-judicial and administrative tribunals of each of the provinces and territories of Canada in which the securities are distributed under the Prospectus; and

(b)	any administrative proceeding in any such province or territory,

in any Proceeding arising out of or related to or concerning the distribution of the Securities made or purported to be made under the Prospectus.

14.	Until six years after completion of the distribution of the Securities made under the Prospectus, the Filing Person shall file a new submission to jurisdiction and appointment of agent for service of process in this form at least 30 days before termination of this submission to jurisdiction and appointment of agent for service of process.

15.	Until six years after completion of the distribution of the Securities under the Prospectus, the Filing Person shall file an amended submission to jurisdiction and appointment of agent for service of process at least 30 days before a change in the name or above address of the Agent.

16.	This submission to jurisdiction and appointment of agent for service of process shall be governed by and construed in accordance with the laws of the Province of Ontario.

Dated:	February 22, 2016	(signed) Masheed Saidi
Signature of Filing Person

Masheed Saidi, Director
Print name of person signing and, if the Filing Person is not an individual, the title of the person

AGENT

The undersigned accepts the appointment as agent for service of process of Masheed Saidi under the terms and conditions of the appointment of agent for service of process stated above.

ALGONQUIN POWER & UTILITIES CORP.

Dated:	February 22, 2016	(signed) Linda Beairsto
Signature of Agent

Linda Beairsto, Chief General Counsel & Corporate Secretary
Print name of person signing and, if Agent is not an individual, the title of the person